UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Banco Bradesco S.A.

Corporate Taxpayer’s ID (CNPJ) 60.746.948/0001-12

Corporate Registry ID (NIRE) 35.300.027.795

Publicly-Held Company

Special and Annual Shareholders’ Meetings

Call Notices

Special Shareholders’ Meeting

We invite the shareholders of this Company to meet at the Special Shareholders’ Meeting, to be held on March 10, 2011, at 4:30 p.m., at the Company’s headquarters, in Cidade de Deus, Vila Yara, Osasco, São Paulo, at Salão Nobre do 5oandar, Prédio Vermelho, in order to examine the Board of Directors’ proposals to:

1.    approve the Capital Stock increase resolved at the  217th Special Shareholders’ Meeting, held on December 17, 2010, in the amount of R$1,500,000,000.00, increasing it from R$28,500,000,000.00 to R$30,000,000,000.00, by means of the subscription of 62,344,140 new book-entry registered shares, with no par value, of which 31,172,072 are common shares and 31,172,068 are preferred shares;

2.    increase the Capital Stock by the amount of R$100,000,000.00, increasing it to R$30,100,000,000.00 by capitalizing reserves, of which:  “Capital Reserve” – R$62,613,709.13;  and partially the balance of “Profit Reserve - Legal Reserve” account – R$37,386,290.87, without issuing shares, according to Paragraph 1 of Article 169 of Law # 6,404/76;

3.    increase from 5 to 6 the maximum number of members of the Remuneration Committee, in order to better support the tasks of the Body;

4.    standardize, in the Bylaws, the expression “financial statements”;

5.    partially amend the Bylaws, in the “caput” of Article 6, due to the items “1” and “2”; in the “caput” of Article 23, due to item “3”; and item “l” of Article 9, because of item “4”.

Annual Shareholders’ Meeting

We invite the shareholders of this Company to meet at the Annual Shareholders’ Meeting, to be held on March 10, 2011, at 5 p.m., at the Company’s headquarters, in Cidade de Deus, Vila Yara, Osasco, São Paulo, at Salão Nobre do 5oandar, Prédio Vermelho, to:

1.      acknowledge the Management Report, the Fiscal Council’s Opinion,  the Independent Auditors’ Report, and the Summary of the Audit Committee’s Report, as well as examine, discuss and vote on the Financial Statements related to the fiscal year ended December 31, 2010;

2.      resolve on the Board of Directors’ proposal for the allocation of the net income of 2010 and ratification of the distribution of interest on shareholders’ equity and dividends paid and to be paid;

3.      resolve on the proposals of the Parent Companies to elect the Board of Directors and Fiscal Council’s members;

Pursuant to CVM Rules #165, of December 11, 1991, and #282, of June 26, 1998, a minimum percentage of a 5% (five percent) of the voting capital is mandatory for shareholders to require the adoption of the multiple vote process to elect the Board of Directors’ members;

4.      resolve on Board of Directors’ proposals for the Management and Fiscal Council’s compensation.

Documents Made Available to Shareholders: these Call Notices, the Proposals of the Board of Directors and of the Parent Companies as well as all the information required by the current legislation, are available to shareholders in Bradesco’s Shares and Custody Department, the Company’s Depositary Financial Institution, Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, São Paulo, also available on the website www.bradesco.com.br – Corporate Governance – Shareholders, being also available at BM&FBovespa and CVM websites.

Participation in the Meetings:pursuant to Article 126 of Law # 6,404 of December 15, 1976, and later amendments, in order to attend and resolve on the Shareholders’ Meetings, shareholders shall observe that:

•           in addition to their identification document, they shall also provide a certificate of ownership of the Company’s shares issued by the custodian financial institution;

•           for the holder of book-entry shares held in custody at Bradesco, the presentation of said certificate is waived;

•           in the event of impossibility to attend the Shareholders’ Meetings, shareholders may also be represented by an attorney-in-fact appointed not more than one year before the date of the meeting, provided that he is a shareholder, officer of the Company, lawyer or financial institution, being incumbent upon the investment fund manager to represent its condominium members;

•           before being forwarded to the Company, the powers of attorney drawn up in foreign language shall be translated into Portuguese and their translation shall be registered at the Registry of Deeds and Documents;

•           in order to speed up the process and facilitate the works in the Shareholders’ Meetings, the certificate of ownership of the shares and the power of attorney may, at the shareholders’ discretion, be sent to the Company’s headquarters, preferably, within 2 (two) business days before the date of the Shareholders’ Meetings, at Banco Bradesco S.A. - Secretaria Geral - Área Societária - Cidade de Deus - 4oandar do Prédio Vermelho - Vila Yara - Osasco, SP - CEP 06029-900. A copy of the documentation may also be sent by email to governancacorp@bradesco.com.brand, alternatively, by fax (55 11) 3684-4630 or (55 11) 3683-2564.

More clarifications deemed necessary may be obtained via email investidores@bradesco.com.br,on the Investor Relations website -www.bradesco.com.br/ri – Corporate Governanceor through Bradesco’s Branch Network.

Cidade de Deus, Osasco, SP, February 8, 2011

Lázaro de Mello Brandão

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 15, 2011

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.